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EXHIBIT 1.2

TECHinspirations, Inc.
2665 South Bayshore Drive
Suite PH2B
Coconut Grove, FL 33133

    June 17th, 1999

The Board of Directors of
Nicolett Process Engineering Inc.
C/O Nicollet Process Engineering Inc.
420 North Fifth Street
Suite 1040
Minneapolis, MN 55401

Dear Sirs

    Re: Amyyon Company, a Michigan corporation (the "Company")

    The purpose all of this letter is to set out certain non-binding understandings and certain binding agreements between Nicollet Process Engineering, Inc. (the "Purchaser") and TECHinspirations, Inc. on behalf of TECHinspirations Inc. (Cayman) (the "Vendor"), respecting the sale of the Company by the Vendor to the Purchaser.

A. Background

    1.  The Dutch company, Amyyon B.V. ("Holland") is one of the largest suppliers of marketing and sales software systems in the world. It is headquartered in the Netherlands and has offices in Great Britain, Germany, France, and Australia. Holland's principal product is comprised of several software modules, each module specializing in different areas of sales, marketing, and client support while proactively sharing information across modules to provide a closed-looped customer relationship management architecture (the "Software").

    2.  We are advised by Holland that it presently distributes its products worldwide through a direct sales force, providing a portion of the necessary implementation services and that an average Software transaction involves approximately 100 users, with application fees in the range of $3500 (U.S.) per user. Service and support fees include 18 percent annual maintenance fees and approximately $500,000 (U.S.) in training, conversion, project management and implementation services.

    3.  We are also advised by Holland that its total potential market for software and services in 1998 was approximately 2 billion dollars. Holland employs more than 120 professionals worldwide. It's current clients include Ernst & Young, Cap Gemini, Logica, Compuware, British Telecom, KPMG, and Philips.

    4.  The Company has been formed to distribute the Software in North and Latin America. Approximately $700,000 (U.S.) has been invested in the Company as a start-up organization and in order to support the distribution of the Software in the USA. The investment has been converted to equity of the Company and the Company has no accrued liabilities to May 31st, 1999, although it has ongoing operational commitments and liabilities thereafter for employees and ordinary course business expenses.

    5.  The Company's operational and development expense budget for the ensuing twelve months is expected to be $5,700,000 based on a business plan targeting $11,600,000 of revenue.

    6.  The Vendor has acquired the Company with effect as of June 1st, 1999 and pursuant to that acquisition has entered into a global reseller term sheet with Holland appointing the Company the exclusive distributor of the Software in North and South America on the terms and conditions set out in the term sheet. A copy of the global reseller term sheet will be produced to the Board of Directors (the "Distribution Agreement").

B. Purchase and sale agreement

    1.  This letter will confirm the intention of the Vendor to sell the Company to the Purchaser, and of the Purchaser to buy the Company from the Vendor, on the following terms and conditions:

      a)  there will be a simple sign and close agreement of purchase and sale providing for the conveyance of the shares of the Company to the Purchaser. The Vendor will give warranties limited to the conveyance of good title to all of the shares Company, the absence of liabilities prior to June 1st, 1999, and the effectiveness of the Distribution Agreement.

      b)  the Purchaser will create or constitute a first priority class of preference shares of its capital stock (the "Preference Shares"). The Preference Shares will have the following characteristics:

         i) the par value and redemption value of the Preference Shares will be one dollar per share.

         ii) the Preference Shares will rank superior to all other classes of shares of the Purchaser and the holders will be entitled to receive the redemption value as a priority distribution upon a winding up or dissolution of the Purchaser.

        iii) the Preference Shares will not be entitled to receive dividends, but no dividends or distributions will be paid on any other class of shares of the Purchaser at any time that there are Preference Shares issued and outstanding.

        iv) the Preference Shares may be redeemed at any time by the Purchaser for payment of the par value for each such share to be redeemed. The Purchaser shall be obliged to redeem the Preference Shares each time that the Purchaser generates additional equity from any source in excess of its equity base as at May 31st, 1999, (for these purposes, equity includes without limitation equity generated from profits of the Purchaser, equity achieved by way of contributed surplus, or equity resulting from the issue of new shares. In addition, equity will be determined on a consolidated basis and will include the equity of all subsidiaries of the Purchaser including the Company (provided however, that equity deficits of any subsidiary other than the Company will not be utilized to offset the foregoing equity increment calculation)).

         v) notwithstanding the provisions of paragraph (iv) above, the Purchaser's obligation to utilize new equity increments towards the redemption of Preference Shares shall be limited to an obligation to utilize only 28 percent of each such equity increment towards the redemption obligation.

      c)  at the Closing of the Purchaser's purchase (which Closing shall be effective as of June 1st, 1999), the Purchaser shall issue to the Vendor 2,800,000 Preference Shares in consideration for, and against receipt of, conveyance by the Vendor to the Purchaser of all of the issued and outstanding shares and rights to shares in the capital stock all the Company.

      d)  the Purchaser will cause its attorney's to issue their legal opinion to the Vendor at the Closing respecting the standing of the Purchaser, the execution, delivery and enforceability of the purchase agreement, and the due creation, authorization and issue of the Preference Shares.

    2.  The Purchaser will satisfy itself as to the matter referred to in Section A above and as to the Company's business prospects. Other than as set out in paragraph B.1.(a), the Vendor will be selling the Company on an 'as is, where is' basis.

C. General matters

    1.  The parties hereto shall promptly proceed with the negotiation of definitive agreements and documentation incorporating the terms and conditions of this letter and such further terms as their respective attorneys may reasonably require in order to give effect to the nature and intent of this letter. Each of the parties hereto agrees to proceed diligently and in good faith to complete this transaction prior to the 15th day of July 1999.

    2.  As soon as practical after the acceptance of this letter, the Purchaser shall make the appropriate public announcements of this transaction in form and content satisfactory to both the Vendor and the Purchaser, acting reasonably. Each of the parties hereto agrees that until such public announcements are made, the transaction herein shall be treated as material non-public information about the Purchaser and, accordingly, each of the parties hereto agrees that they will not trade (or cause or encourage any Third Party to trade), any securities of the Purchaser (or securities convertible into securities of the Purchaser) while in possession of any such material non-public information.

    3.  The Purchaser shall be responsible for the fee's, costs, and expenses of itself and the Vendor incurred in connection with this proposed acquisition; provided however, that the Purchaser shall not be responsible for commissions or fees, if any, of any broker or finder payable by the Vendor in connection with this transaction. The Purchaser acknowledges that its obligation hereunder to re-imburse the Vendors costs fees and expenses shall apply regardless of whether the transaction contemplated hereunder is completed or not.

    4.  This letter may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one document. This letter shall be effective upon the exchange by facsimile of executed signature pages. This letter shall be governed by and construed in accordance with the laws of Minnesota (regardless of the laws that might otherwise apply under applicable principles of conflicts of law).

    5.  The parties confirm that other than all of the paragraphs in Section C, and paragraph B.2 (the "Binding Paragraphs"), this letter is not intended to bind the parties hereto nor to create legal obligations. Rather, this letter is written solely as a summary of terms upon which the parties will consider the proposed transaction and it is intended to serve merely as a guide to the preparation of definitive legal agreements in accordance with paragraph C.1. Other than with respect to the Binding Paragraphs, any legal rights and obligations between or among any of the parties to this letter will come into existence only upon the parties execution and delivery of written definitive agreements, and then only in accordance with the terms and conditions of each such definitive agreements.

    6.  The Binding Paragraphs shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. The rights and obligations of any party to this letter under the Binding Paragraphs may not be assigned by any party without the written consent of the other parties.

    Please indicate your Agreement to the terms of this letter by executing the enclosed copy of this letter and delivering a signed copy thereof to the undersigned and this letter will then for a binding agreement between us with respect to the Binding Paragraphs. We reserve the right to withdraw the offer of the proposed transaction constituted by this letter by written notice to you given at any time prior to your delivery of acceptance of this letter.

Yours very truly
TECHinspirations, Inc. on behalf of TECHinspirations, Inc. (Cayman)
Per
Agreed and Accorded by the Board of Directors of Nicollet Process Engineering, Inc. on behalf of Nicollet Process Engineering Inc. as of the date first above written.
Per
Andrew K. Boszhardt—Director
Per:
Thomas Bugbee—Director

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TECHinspirations, Inc. 2665 South Bayshore Drive Suite PH2B Coconut Grove, FL 33133